Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to provide Irish Coast Guard Search and Rescue Service through 2010

    VANCOUVER, May 12 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX:
FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today the awarding of a contract renewal by the Irish Minister for Transport for the continued provision of marine Search and Rescue (SAR) services in Ireland from July 2007 to July
2010, with the Minister having options for extensions of up to three additional years.
    The contract award covers the provision of services from bases at Dublin,
Waterford, Shannon and Sligo. The service will be provided through CHC's wholly-owned subsidiary, CHC Ireland, utilizing a fleet of six Sikorsky S61N aircraft, featuring upgraded SAR equipment for the contract renewal. The contract is anticipated to generate revenue of approximately CDN $74 million
(EUR 53 million) over the fixed three-year term.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    -------------------------------------------------------------------------
    Forward Looking Statements
    Statements in this press release contain projections and other forward-
looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. The contract is subject to early termination by the Irish Minister for Transport, and includes certain penalties in the event contract obligations are not fulfilled. While revenue projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form
20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    -------------------------------------------------------------------------
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: For enquiries, please contact Chris Flanagan,
Director of Communications, (604) 279-2493. If you wish to be added to, or removed from, the Company's distribution list, please contact
communications(at)chc.ca.
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:49e 12-MAY-06